                                                           +------------------+
                                 UNITED STATES             |   OMB APPROVAL   |

                      SECURITIES AND EXCHANGE COMMISSION   +------------------+

                            Washington, D.C. 20549         |   OMB Number:    |
                                                           |    3235-0056     |
                                  FORM 12b-25              |     Expires:     |
                                                           |   May 31, 1997   |
                          NOTIFICATION OF LATE FILING      |     Estimated    |
                                                           |  average burden  |
(Check One): [_] Form 10-K  [_] Form 20-F   [_] Form 11-K  |     hours per    |
                                                           |  response..2.50  |
             [X] Form 10-Q  [_] Form N-SAR                 +------------------+
                                                           +------------------+
For Period Ended: March 31, 2000
                  -----------------
                                                           | SEC File No.     |
                [_] Transition Report on Form 10-K         |                  |
                [_] Transition Report on Form 20-F         |     1-6123       |
                [_] Transition Report on Form 11-K         +------------------+
                [_] Transition Report on Form 10-Q         +------------------+
                [_] Transition Report on Form N-SAR        |     CUSIP No.    |
                                                           |     224174201    |
For the Transition Period Ended: ________________________  +------------------+

 [Read Instruction (on back page) Before Preparing Form. Please Print or Type]

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

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Full Name of Registrant

Craig Corporation
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Former Name if Applicable

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Address of Principal Executive Office (Street and Number)

550 South Hope Street, Ste. 1825
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City, State and Zip Code

Los Angeles, CA 90071
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PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
 [X] filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

                                           (Attach Extra Sheets if Needed)
See attached.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

    Andrzej Matyczynski              213                   239-0555
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              (Name)                 (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
    Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is
    no, identify report(s).                                    [X] Yes   [_] No
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(3) Is it anticipated that any significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                               [X] Yes   [_] No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of results cannot be made.
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                              Craig Corporation
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                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date May 15, 2000                             By /s/ Andrzej Matyczynski
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                                                 Andrzej Matyczynski, CFO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

CRAIG CORPORATION
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PART III - NARRATIVE

Registrant will be unable to timely file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 because Registrant needs time to consolidate the disclosures of its majority owned affiliate, Reading Entertainment, Inc., a separate filing registrant.

Reading Entertainment's overseas operations in Puerto Rico, operating under the name of CineVista, lost its December 1999 financial data due to a computer failure in February 2000. As a result, Reading Entertainment Puerto Rico was delayed in closing its books for the year ended December 31, 1999 as the December 1999 records had to be recreated. This delay in filing the 10-K has resulted in the current extension in filing for the Registrant.



PART IV - NARRATIVE

Net loss applicable to common stockholders amounted to approximately $2,998,000 or a basic and diluted loss per share of $0.29 as compared to a net loss applicable to common stockholders of approximately $1,206,000 or a basic and diluted loss per share of $0.11 for the quarter ended March 31, 2000 and 1999, respectively. The $1,792,000 or 149% increase in net loss applicable to common stockholders from prior year is primarily attributable to the decrease in interest and dividend revenue. This decrease was due to the reduction in the average investable fund balances for the three months ended March 31, 2000, resulting from increasing investment in development projects.